Delisting Determination,The Nasdaq Stock Market, LLC,
December 7, 2017, Rimini Street, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the warrant and unit of Rimini Street, Inc.
(the Company), effective at the opening of the trading session on December 18, 2017. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2. The Company was notified of the Staffs determination on November 13, 2017. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on November 22, 2017.